EXHIBIT 20.01

July 18, 2013

Dear Fellow Shareholders,

As I announced during our 2013 Annual Shareholder’s Meeting, I plan to issue interim operational updates on a semi-annual basis.  As the Chairman and Portfolio Manager of MVC Capital, I will actively communicate with our shareholders, to provide insight into our business, allow shareholders to understand how we’re performing and to discuss where we see opportunities and challenges.

I am pleased to report the first half of 2013 resulted in significant portfolio changes and capital restructuring activities that will allow us to increase investment activity and further position MVC Capital for long-term growth. The focus of these efforts is based on increasing our access to investment capital, while transitioning our portfolio towards more yield-generating investments. We have also started to generate yield from our existing portfolio companies.  For example, U.S. Gas & Electric, Inc. (“USGE”) began paying a quarterly dividend to us in October 2012. As of the writing of this letter, we have received three consecutive quarterly dividends of $2.3 million per quarter.  These distributions, when coupled with our new yielding investments and our existing portfolio, have allowed us to successfully shift our portfolio from nearly 80% non-yielding in July 2012, to a 50%/50% non yielding-to-yield generating portfolio, as of April 30, 2013.  I believe these actions, coupled with our intent and available capital to make additional yielding investments, should enable us to sustain and hopefully increase our quarterly dividend to shareholders over time.  Our long-term plan is to strive for a yield of between 8-10%.

One of the most significant changes to our portfolio was the sale of Summit Research Labs, Inc. (“Summit”), to an affiliate of One Rock Capital Partners, LLC, through which MVC Capital received equity proceeds of $66 million (assuming full realization of the escrow).  This sale resulted in a gross IRR of 31%1 from the original investment in August 2006, which included all fees and distributions received over the life of the investment. In addition to the sale, MVC retained Summit’s custom spray drying business, U.S. Spray Drying Holding Company, and extended a $22 million second lien loan back to Summit at a 14% interest rate.  This transaction is a great example of the exceptional returns we have delivered to shareholders and our ability to work with management teams that seek our support over multiple transactions.

On the investment side, during the first quarter of 2013 we made follow-on investments in two existing portfolio companies, collectively investing $8.5 million in JSC Tekers Holdings and Biovation Holdings, Inc. (“Biovations”).  During the second quarter, we made two new investments totaling $27.5 million and two follow-on investments of nearly $500,000 in the aggregate. The new investments were made in Summit and U.S. Spray Drying Holding Company, with the follow-on investments in Biovations and the MVC Private Equity Fund, L.P.

1 The anticipated $50 million gain and resulting IRR assumes the full receipt of all escrow proceeds scheduled for 18 months from the closing of the transaction

While the sourcing of new investments over the past several years has been restricted by our limited access to capital, we expect to increase our investment activity throughout 2013 and beyond. In addition to the proceeds received from the sale of Summit, we further strengthened our capitalization through the issuances of $114 million (in total) in 7.25% senior unsecured notes due in 2023.  These proceeds were used to pay off our outstanding $50 million credit facility with Guggenheim, with the remaining funds available to support our business objectives. Despite our strong cash balance as of June 30, 2013 of over $110 million, we are sensitive to the uncertainty of the current credit environment and therefore will remain prudent in the deployment of capital.  We continue to feel confident that we are poised to take advantage of future interest rate changes, given our strong cash position.

As I noted during our annual meeting, MVC recently lifted the cap on its stock repurchase program.  The intention of this action is to enhance shareholder value by purchasing MVC shares in the open market on an opportunistic basis in an effort to reduce the discount between our stock price and NAV.  In the three months, through June 19, 2013, MVC repurchased approximately $15 million of stock.  The total repurchases during fiscal 2013 through June 30, 2013 have been 1,206,294 shares at an average price of $12.79, before commissions. We will provide updates on these activities on a monthly basis on our homepage at www.mvccapital.com.

I am extremely confident we can leverage our experience and access to deal flow to successfully make new, yielding investments in 2013 and beyond.  Our current pipeline of potential transactions is strong and I look forward to reporting on our investment activities to build value for our shareholders throughout the year.

We thank our shareholders, our Board of Directors and our team for their continued hard work, dedication and support.

Sincerely,
Michael T. Tokarz

NO ASSURANCE CAN BE GIVEN THAT ANY INVESTMENT OPPORTUNITY IN MVC PORTFOLIO COMPANIES WILL BE PROFITABLE OR THAT RESULTS SIMILAR TO HISTORICAL RESULTS WILL BE ACHIEVED IN THE FUTURE. THE MONETIZATION EXAMPLE CITED ABOVE IS PROVIDED FOR ILLUSTRATION PURPOSES ONLY. THERE CAN BE NO ASSURANCE THAT FUTURE DIVIDEND PAYMENTS WILL MATCH OR EXCEED HISTORIC ONES, OR THAT THEY WILL BE MADE AT ALL. SEE OUR MOST RECENT PUBLIC FILINGS FOR MVC’S FULL FINANCIAL RESULTS.

OUR COMPANY IS SUBJECT TO CERTAIN SIGNIFICANT RISKS RELATING TO OUR BUSINESS AND INVESTMENT OBJECTIVE, INCLUDING, FOR EXAMPLE, THE POTENTIAL VOLATILITY OF OUR COMMON STOCK PRICE AND THE ILLIQUIDITY OF OUR INVESTMENTS IN PORTFOLIO COMPANIES. FOR MORE DETAILED INFORMATION ON RISKS AND EXPENSES RELATING TO THE FUND, SEE THE LATEST FORM 10-K AND SUBSEQUENT QUARTERLY REPORTS FILED ON FORM 10-Q. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. THERE CAN BE NO ASSURANCE THAT WE WILL ACHIEVE OUR INVESTMENT OBJECTIVE.

THIS DOCUMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND CONSTITUTES NEITHER AN OFFER NOR A SOLICITATION TO BUY OR SELL SECURITIES IN MVC CAPITAL, INC.